Exhibit (e)(4)

DIRECTOR COMPENSATION

Non-employee director compensation is determined by the Board of Directors (“Board”) acting on the recommendation of the Compensation Committee of our Board (the “Compensation Committee”). Our CEO, who is also a director, does not receive any separate compensation for his Board activities. Our non-employee directors received the following compensation for fiscal 2018:

Position	Annual Compensation: Non-Employee Directors
Board member
Cash(1)	$100,000
Equity(2)	$100,000
Chairman of the Board(3)	$50,000
Audit Committee Chairperson	$20,000
Compensation Committee Chairperson	$15,000
Corporate Governance and Nominating Committee Chairperson	$10,000

(1)	Cash compensation is paid quarterly in arrears. We also reimburse all of our board members for their expenses in attending Board and committee meetings.

(2)

In November 2018 our Board increased the annual equity compensation of each non-employee director from a grant date fair value of $100,000 to a grant date fair value of $115,000 for grants made on or after the date of our 2019 annual meeting.

(3)	In November 2018 our Board increased the annual Chair retainer from $50,000 to $57,500 effective for fiscal 2019.

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation to be paid to our non-employee directors. The Compensation Committee recommended and our Board approved the compensation for our non-employee directors based upon the recommendation of the Compensation Committee’s independent compensation consultant, Frederic W. Cook & Co., Inc. (“FW Cook”). In January 2018 the Board approved a single annual award of time-vesting restricted stock units equal to $100,000 divided by the closing price of our common stock reported on the NYSE on the grant date. These restricted stock units cliff vest on the earlier of (a) one year following the date of grant or (b) the day prior to the 2019 annual meeting of stockholders. A pro rata portion of these restricted stock units vest when service ends other than due to death or disability. Upon the grantee’s death or disability, the restricted stock units fully vest.

The Compensation Committee believes that a mix of cash-based and equity-based compensation best serves the Company because it aligns the interests of our non-employee directors with the interests of our stockholders and allows us to be competitive in a tight market for the services of qualified non-employee directors. This pay mix is generally aligned with peer median. For information about our peer group companies, please see “Executive Compensation—Compensation Discussion and Analysis—Compensation Program for Executive Officers —Setting Compensation Levels” on pages 29 and 30.

The Board adopted the Versum Materials Deferred Compensation Program for Directors (“Director DCP”) which became effective on January 1, 2017. Under the Director DCP, our non-employee directors may voluntarily defer all or a part of their equity compensation. At the election of the director, a number of deferred stock units equal to the number of shares of our common stock the participant would have received on the date the compensation would otherwise have been granted will be credited to an account which is deemed to be invested in the Company’s common stock. The deferred stock units are subject to any vesting conditions that would have applied absent the deferral election. Each deferred stock unit entitles the director to receive one share of Company stock upon payout, which generally occurs within 60 days of the first anniversary of the date the director’s service on the Board ends or within 30 days of a change in control. Deferred stock units earn dividend equivalents in an amount equal to the dividends that would have been paid on the shares of common stock underlying the deferred stock units held in the participating director’s account. The number of dividend equivalents credited to the director’s account is equal to the amount of the dividend payment divided by the closing price of our common stock reported on the NYSE on the dividend payment date. Deferred stock units and dividend equivalents thereon have no voting rights until the common stock underlying such deferred stock units and dividend equivalents are delivered and settled in shares of our common stock.

Director Compensation for Fiscal 2018

The table below sets forth information regarding non-employee director compensation for the fiscal year ended September 30, 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Total
Jacques Croisetière	$120,000	$33,000 Common Stock in Arrears (for service from October 1, 2017 through January 30, 2018) and $100,000 Annual RSU Grant (for service from January 30, 2018 through the date of the 2019 annual meeting of stockholders)	$253,000
Seifi Ghasemi	$150,000		$283,000
Dr. Yi Hyon Paik	$100,000		$233,000
Thomas J. Riordan	$115,000		$248,000
Susan C. Schnabel	$100,000		$233,000
Alejandro D. Wolff	$110,000		$243,000

(1)

Represents the grant date fair value of common stock computed in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, without taking into account estimated forfeitures, based on the closing price on the NYSE of our common stock on the grant date. Only Ambassador Wolff elected to defer his fiscal 2018 equity compensation. For fiscal 2018, each non-employee director was entitled to receive $100,000 in equity compensation. In fiscal 2018, the Board moved from granting fully vested common stock to directors quarterly in arrears to granting time-vesting restricted stock units in a single annual grant. Due to the timing of this shift, in accordance with SEC rules, the amounts reported in this column represent two grants—(i) one award of fully vested common stock granted in arrears for the first four months of fiscal 2018 (for service from October 1, 2017 through the date of the 2018 annual meeting of stockholders) in respect of a number of shares equal to $33,000 divided by the closing price of our common stock reported on the NYSE on the grant date and (ii) an award on the date of the 2018 annual meeting of stockholders of a number of time-vesting restricted stock units (“RSUs”) equal to $100,000 divided by the closing price of our common stock reported on the NYSE on the grant date (for service from January 30, 2018 through the date of the 2019 annual meeting of stockholders). As of the fiscal year ended September 30, 2018, each of our non-employee directors (other than Ambassador Wolff who elected to defer his fiscal 2018 equity compensation and therefore held 2,919 deferred stock units) held 2,919 unvested RSUs (including accrued dividend equivalents).

To further long-term alignment with our stockholders, the Board, with assistance from FW Cook, established stock ownership guidelines for our non-employee directors. According to these guidelines, each non-employee director is required to own at least five times his or her annual cash compensation (excluding any cash retainers for chair or committee service) paid to such director by the Company. For the purposes of these guidelines, the value of the common stock owned is calculated by using the average of the lowest and highest closing price of our common stock during the last 60 days of our fiscal year. There is no deadline for achieving compliance, however, the directors are expected to refrain from selling or transferring any of our shares until achieving compliance with these guidelines. Our directors may count towards these requirements the value of shares owned (including shares owned jointly with or separately by the director’s spouse), shares held in trust for the benefit of the director or the director’s family members and shares or share equivalents held in qualified or non-qualified savings, profit-sharing or deferred compensation accounts, in each case, if fully vested.

Note to Exhibit (e)(4): The last sentence of footnote (1) of the foregoing is updated and replaced with the following: “As of the fiscal year ended September 30, 2018, each of our non-employee directors (other than Ambassador Wolff who elected to defer his fiscal 2018 equity compensation under the Deferred Compensation Program for Directors and therefore held 2,919 restricted deferred stock units and 243 deferred stock units) held 2,919 unvested RSUs (including accrued dividend equivalents).”